UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

September 29, 2023

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form  40-F ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-269929) and registration statements on Form S-8 (File Nos. 333-223071, 333-206290, 333-182315, 333-169934, 333-162490, and 333-153481) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The Report comprises the following:

Exhibit No.	Description

1.1	Memorandum and Articles of Association of Diageo plc as amended by shareholder resolution on September 28, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

/s/ James Edmunds
Name: James Edmunds
Title: Deputy Company Secretary
September 29, 2023